December 19, 2007
VIA EDGAR
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Quadriga Superfund, L.P. (the “Fund”) Form 10-K for the fiscal year ended December 31, 2006 File No. 000-51634
Dear Mr. Woody:
     This letter is in response to the comment raised in the Division of Corporation Finance’s comment letter dated December 12, 2007 (the “Comment Letter”) concerning the Fund’s Form 10-K for the fiscal year ended December 31, 2006. In response to the comment set forth in the Comment Letter, please see our response below:
Form 10-K for the year ended December 31, 2006
Related Party Transactions, page 41
1.	We note your response to prior comment 3 and your consideration of paragraph 8.24 of the Investment Company Guide. However, we bring to your attention that guidance under SOP 98-5, SAB Topic 5A and SAB Topic 5D appears to require that offering costs be charged against equity and a liability for the full amount of the offering costs to be reimbursed by the registrant should be accrued. We are aware that the Investment Company Guide is generally consistent except in regards to offering costs for a continuous offering or an open-end fund. The Audit Guide stipulates in paragraph 8.24 that offering costs for a continuous offering or an open-end fund should be deferred and amortized to expense over 12 months on a straight line basis. Please tell us how you reconciled what appears to be conflicting guidance between the Audit Guide and SAB Topic mentioned above.
Response:
We acknowledge and agree that under paragraph 8.24 of the Investment Company Guide (“the Guide”), the offering costs incurred on behalf of the Fund are to be accounted for as a deferred charge until operations begin and then amortized to expense over the period that units are continually offered for up to a one year period. While we acknowledge that it is appropriate to capitalize and amortize offering costs over a one year period under the Guide, we also believe that the Fund’s current policy is reasonably consistent with the purpose of paragraph 8.24 of the Guide, which is to ensure that offering costs are evenly allocated over a period of a year.
The Fund’s limited partnership agreement provides that “[t]he General Partner shall advance the organization and offering expenses of the initial and continuous offering expenses of [the Fund], and no such expenses shall be deducted from the proceeds of the offering. The General Partner shall be reimbursed such amounts advanced on behalf of [the Fund]... via payments equal to 1/12 of 1% per month (1% per annum) of [the Fund’s] net asset value.” We note that the amount reimbursed to the General Partner for organization and offering expenses shall not exceed the actual costs. The Fund’s financial reporting and reporting of account value to unitholders on a monthly basis is consistent with the contractual terms set forth above.
Cognizant of the technical difference between GAAP and the Fund’s accounting for offering expenses, management endeavored to determine whether there would be any material difference in the resulting net asset values (“NAVs”) of the Fund’s Series A and Series B units, respectively, if the Fund where to strictly adopt the methodology set under GAAP for financial reporting purposes. Based on its analysis, management determined that there was no material difference in the financial results presented under the Fund’s offering expense reimbursement policy and under GAAP. For example, in the fiscal years ended December 31, 2006 and December 31, 2005, the resulting difference in NAVs under the two methodologies were approximately 0.13% and 0.22% for Series A and 0.05% and 0.05% for Series B, respectively. Because there is no material difference in the results under the two policies, management believes that a unitholder would obtain no added value if the Fund were to separately account for offering expenses on a capitalized and amortized basis for financial reporting purposes.
Management believes that the current policy is preferable to unitholders. The Fund’s financial statements presently provide an accurate report of what the Fund (and thus a unitholder) is actually paying for offering expenses incurred on the Fund’s behalf under the contractual terms set forth in the Fund’s limited partnership agreement. Furthermore, unitholders would incur significant additional costs if the Fund were to maintain two sets of books and records; one set for capitalizing and amortizing offering expenses for financial reporting purposes and one set for purposes of determining unitholder account values under the Fund’s contractual terms. Unitholders would also likely be confused as to why two immaterially different NAVs were being produced, only one of which would be the NAV for which subscriptions and redemptions would be processed in accordance with the Fund’s contractual terms.

In sum, management strongly believes that it is appropriate to continue with the Fund’s current policy with respect to offering costs. As explained above, the Fund’s current policy is reasonably consistent with GAAP and management has analyzed the issue and determined that there is no material difference in the NAVs of Series A and Series B units of the Fund, respectively, when calculated under the Fund’s offering cost reimbursement policy versus the offering cost reimbursement methodology under GAAP. Furthermore, the Fund’s unitholders would derive no additional value, but instead experience significant additional costs and potential confusion, if the Fund were to produce two set of books and records; one for financial reporting purposes and a second for unitholder account valuation purposes.
Management will continue to monitor any differences that result under the Fund’s offering expense methodology as opposed to the methodology set forth under GAAP. While we strongly believe that no material differences will ever arise, in the unlikely event that any material differences do result, we will endeavor to maintain and report results under each methodology, although unitholder account values will still have to be accounted for under the terms set forth in the Fund’s limited partnership agreement.
We appreciate the Staff’s attention to this response and would be pleased to discuss this matter further as the Staff deems fit.

In connection with the above response to the Comment Letter, the general partner and the Fund hereby acknowledge that:
•	the Fund is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Fund and the general partner may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, Quadriga Superfund, L.P. (Registrant)
By:	/s/ Roman Gregorig
Roman Gregorig
Principal Financial Officer of Superfund Capital Management, Inc., General Partner of the Registrant